UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No.1)


                          COMMUNITY BANKERS TRUST CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    203612114
                                 (CUSIP Number)


                                December 31, 2008
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP  No. 203612114

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1)     Names of Reporting Persons. B&W Equities, LLC I.R.S. Identification Nos.
       of Above Persons (entities only)

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2)     Check the Appropriate Box if a Member of a Group                 (a) |_|
       (See Instructions)                                               (b) |_|

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3) SEC Use Only

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4) Citizenship or Place of Organization NY

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     Number of Shares       5)     Sole Voting Power    1,717,884
     Beneficially           ---------------------------------------------------
     Owned by Each          6)     Shared Voting Power
     Reporting              ---------------------------------------------------
     Person With            7)     Sole Dispositive Power  1,717,884
                            ---------------------------------------------------
                            8)     Shared Dispositive Power

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9)      Aggregate Amount Beneficially Owned by Each Reporting Person  1,717,884

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10)     Check if the Aggregate Amount in Row (9) Excludes
        Certain Shares (See Instructions)                                   |_|


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11)     Percent of Class Represented by Amount in Item 9          8.00%

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12) Type of Reporting Person (See Instructions) OO

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ITEM 1.

(A)   NAME OF ISSUER                     Community Bankers Trust Corp.

(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE
                                         9912 Georgetown Pike, Suite D203
                                         Great Falls, VA 22066

ITEM 2.

(A)   NAME OF PERSONS FILING             B&W Equities, LLC

(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE
                                         4424 16th Avenue, Brooklyn, NY 11204

(C)   CITIZENSHIP                        NY

(D)   TITLE OF CLASS OF SECURITIES       Common Stock

(E)   CUSIP NUMBER                       203612114

ITEM 3.

      If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

      (a) ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b)   ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   ___ An investment adviser in accordance with 240.13d-
            1(b)(1)(ii)(E).

      (f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

      (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

      (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j)   ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4.     OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned: 1,717,884

The 1,717,884 shares included in this filing (the "Shares") were held by Double U Master Fund LP (10,278 shares and 1,028,100 warrant shares) and Double U Trading, Inc. (67 shares and 679,439 warrant shares). Double U Master Fund LP is a master fund in a master-feeder structure of which B&W Equities, LLC serves as the general partner of the master fund. Isaac Winehouse is the manager of B&W Equities, LLC and has ultimate responsibility of trading with respect to Double U Master Fund LP and Double U Trading, Inc. and may be deemed to have voting and/or dispositive power with respect to the Shares. Mr. Winehouse disclaims any beneficial ownership of the Shares.

(b) Percent of class: 8.00%


      (c) Number of shares as to which the person has:

      (i) Sole power to vote or to direct the vote: 1,717,884

      (ii) Shared power to vote or to direct the vote:

      (iii) Sole power to dispose or to direct the disposition of: 1,717,884

      (iv) Shared power to dispose or to direct the disposition of:

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY


ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

ITEM 10.    CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: February 17, 2009

                                   B&W EQUITIES, LLC


                                   By:  /s/   Isaac Winehouse
                                        ----------------------------
                                        Name:  Isaac Winehouse
                                        Title: Managing Member